SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO APPEAL ANY EU PROHIBITION

Ryanair, Europe's favourite airline, was notified this morning (12 Feb) at a State of Play meeting with the EU Commission, that the EU Commission intends to prohibit Ryanair's offer for Aer Lingus, despite the fact that Ryanair has met every competition concern raised in the EU's Statement of Objections and during the review process, including providing the EU - at its request - with irrevocable commitments from not one, but two, upfront buyers to eliminate all competitive overlaps between Ryanair and Aer Lingus.  IAG has committed that they would take over divestments of Ryanair's and Aer Lingus' entire London-Gatwick operations, and Flybe has committed to take over 43 Aer Lingus UK and European routes.

Given that the EU Commission recently approved IAG's acquisition of BMI at London-Heathrow on the basis of three year commitments, the EU's claim that it could not be satisfied of IAG's and Flybe's commitments to these Irish routes after three years is another example of the EU  holding Ryanair to a much higher standard than any other EU airline. Ryanair's remedies package is unprecedented.  For the first time in EU airline history, Ryanair delivered not one, but two, substantial upfront EU airline buyers who have agreed to come to Ireland to compete against a combined Ryanair/Aer Lingus.

Ryanair has today instructed its lawyers to appeal any prohibition decision to the European Courts.

Ryanair's Robin Kiely said:

"It appears clear from this morning's meeting, that no matter what remedies Ryanair offered, we were not going to get a fair hearing and were going to be prohibited regardless of competition rules.

Given Ryanair's remedies package clearly addresses every issue raised in the EU's Statement of Objections, any decision to prohibit would be manifestly unfair and in contravention of EU competition rules.  Ryanair has no alternative but to appeal any prohibition decision and we expect to get a fair hearing at the European Courts, as we haven't received one from Commissioner Almunia and his case team. This decision is clearly a political one to meet the narrow, vested interests of the Irish Government and is not based on competition law."

For further information
please contact:                                   Joe Carmody                             Robin Kiely
                                                              Edelman                                     Ryanair
                                                              Tel. +353-1-6789333              Tel. +353-1-8121212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 February, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary